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[GRAPHIC]
                                                                   EXHIBIT 99.25

[LETTERHEAD]

LINDER FUNDS
ADVISED BY RYBACK MANAGEMENT CORPORATION


August 8, 1996




Mr. Chriss Street
Comprehensive Care Corporation
1111 Bayside Drive
Corona del Mar, CA  92625

Dear Mr. Street:

Lindner Fund, a registered Mutual Fund, hereby offers a firm commitment to purchase directly from Comprehensive Care Corporation at least $5 million of face amount of a private placement of 15% fully secured notes that will not be due or callable for at least fifteen months from the date of issue. Lindner Fund currently has in excess of $1,400,000,000 under management and has demonstrated its ability to invest in securities for many years.

Such commitment shall remain open for a minimum of twelve months.


Sincerely,

/s/ Larry Callahan
Larry Callahan
Portfolio Manager

Ryback Management Corporation Is Registered With The Securities And Exchange Commission Under The Investment Advisers Act Of 1940